Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Crown Castle International Corporation:

We consent to the incorporation by reference in the Registration Statement (333-67379) on Form S-8 of Crown Castle International Corporation of our report dated June 22, 2007 with respect to the statements of net assets available for benefits of the Crown Castle International Corporation 401(k) Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of Crown Castle International Corporation 401(k) Plan.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 25, 2007